PROCEED WITH PURPOSE. 1 IREN Restatement of Previously Issued Financial Statements SYDNEY, AUSTRALIA, March 20, 2025 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) (together with its subsidiaries, “IREN” or the “Company”), today announced that, in connection with the Securities and Exchange Commission’s (“SEC”) review of its Form 20-F for the fiscal year ended June 30, 2024 (the “SEC Review”), and following review and consultation with management and upon the recommendation of the Audit and Risk Committee, the Board of Directors of the Company concluded that its previously issued consolidated financial statements for the fiscal years ended June 30, 2024, 2023 and 2022, as well as the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2024 and the three and six months ended December 31, 2024 (together, the “Restatement Periods”) should be amended and restated to classify proceeds from sales of Bitcoin mined as cash flows from investing activities in accordance with IAS 7.16(b), “Statement of Cash Flows”. Historically, the Company has classified receipts from Bitcoin mining revenue as cash flows from operating activities on the Company’s consolidated statements of cash flows. Shareholders and users of IREN’s financial statements should note that the restatements are not a result of any change to its operations, business or financial operating performance for the periods being restated. For any and all of the Restatement Periods, the restatements does not impact the Company’s consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, or cash and cash equivalents at the end of each Restatement Period. IREN expects to classify proceeds from sales of Bitcoin mined as cash flows from operating activities in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) once the Company begins reporting under U.S. GAAP in connection with its transition to U.S. domestic filer status in 2025. A summary of the restatements is described in further detail in the Company’s Form 20-F/A relating to the year ended June 30, 2024, Form 6-K/A relating to the Company’s Q1 FY25 interim results and Form 6-K/A relating to the Company’s Q2 FY25 interim results. More details may be found in the revised financial statements and related revised management’s discussion and analyses, which are available on the Company’s profile on EDGAR at www.sec.gov/edgar.

PROCEED WITH PURPOSE. 2 Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to IREN’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites, design and deploy direct-to-chip liquid cooling systems, and diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for cloud services (“AI Cloud Services”) and potential colocation services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network and any current and future HPC solutions (including AI Cloud Services and potential colocation services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) IREN offers; delays, increases in costs or reductions in the supply of equipment used in our operations including tariffs and certain equipment in high demand due to global supply chain constraints; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability

PROCEED WITH PURPOSE. 3 to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; IREN’s ability to remediate its existing material weakness and to establish and maintain an effective system of internal controls; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which it will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with its next fiscal year, and it will also be required to prepare its financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of its policies to comply with corporate governance practices required of a U.S. domestic issuer; that IREN does not currently pay any cash dividends on its ordinary shares, and may not in the foreseeable future and, accordingly, the ability to achieve a return on an investment in its ordinary shares will depend on appreciation, if any, in the price of its ordinary shares; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

PROCEED WITH PURPOSE. 4 About IREN IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. • Bitcoin Mining: providing security to the Bitcoin network, expanding to 52 EH/s in 2025. Operations since 2019. • AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024. • Next-Generation Data Centers: 510MW of operating data centers, expanding to 910MW in 2025. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications. • Technology: technology stack for performance optimization of AI Cloud Services and Bitcoin Mining operations. • Development Portfolio: 2,910MW of grid-connected power secured across North America, >2,000 acre property portfolio and multi-gigawatt development pipeline. • 100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities. Contacts Media Jon Snowball Sodali & Co +61 477 946 068 +61 423 136 761 Gillian Roberts Aircover Communications +1 818 395 2948 gillian.roberts@aircoverpr.com Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.